Filed by GTWY Holdings Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Leisure Acquisition Corp.

Commission File No.: 001-38306

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 27, 2020

LEISURE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38306	82-2755287
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

250 West 57th Street, Suite 2223

New York, New York 10107

(Address of principal executive offices) (Zip Code)

(646) 565-6940

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	LACQ	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock	LACQW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Common Stock and one-half of one Warrant	LACQU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On January 7, 2020, Leisure Acquisition Corp., a Delaware corporation (“LACQ”) furnished an investor presentation relating to its previously announced business combination (the “Transaction”) with GTWY Holdings Limited (“GTWY”), the holding company for Gateway Casinos & Entertainment Limited (together with affiliates, “Gateway” or the “Company”). LACQ is furnishing an updated form of investor presentation that is attached as Exhibit 99.1 and incorporated by reference herein. LACQ may use such presentation in meetings with certain of its stockholders, as well as other persons who might be interested in purchasing securities in connection with the proposed Transaction.

The information set forth in this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

LACQ AND THE COMPANY AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF LACQ’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTION OF LACQ’S DIRECTORS AND OFFICERS IN LACQ’S FILINGS WITH THE SEC, INCLUDING LEISURE’S DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED WITH THE SEC ON OCTOBER 28, 2019. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO LACQ’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED BUSINESS COMBINATION WHEN AVAILABLE. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE INCLUDED IN THE REGISTRATION STATEMENT THAT THE COMPANY WILL FILE WITH THE SEC.

INVESTORS AND SECURITY HOLDERS OF LACQ AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT, PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT LACQ AND THE COMPANY ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY LACQ AND/OR THE COMPANY WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON LACQ’S WEBSITE AT WWW.LEISUREACQ.COM OR BY DIRECTING A WRITTEN REQUEST TO LEISURE ACQUISITION CORP., 250 WEST 57TH STREET, SUITE 2223, NEW YORK, NEW YORK 10107 OR BY EMAILING GEORGE.PENG@HYDRAMGMT.COM; AND/OR ON THE COMPANY’S WEBSITE AT WWW.GATEWAYCASINOS.COM OR BY DIRECTING A WRITTEN REQUEST TO THE COMPANY, 100 – 4400 DOMINION STREET, BURNABY, BRITISH COLUMBIA V5G 4G3 OR BY EMAILING GTWY@JCIR.COM.

SOME OF THE COMPANY’S FINANCIAL INFORMATION AND DATA CONTAINED HEREIN AND IN THE EXHIBIT HERETO DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION IDENTIFIED THEREIN THAT IS NOT DERIVED IN ACCORDANCE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”). ACCORDINGLY, SUCH INFORMATION AND DATA MAY BE ADJUSTED AND PRESENTED DIFFERENTLY IN LACQ’S PROXY STATEMENT TO SOLICIT STOCKHOLDER APPROVAL OF THE PROPOSED TRANSACTION. LACQ AND THE COMPANY BELIEVE THAT THE PRESENTATION OF SUCH NON-IFRS MEASURES ARE USEFUL MEASURES OF PERFORMANCE AND THE COMPANY USES SUCH MEASURES IN ORDER TO FACILITATE OPERATING PERFORMANCE COMPARISONS ON A CONSISTENT BASIS FROM PERIOD TO PERIOD, TO PROVIDE A MORE COMPLETE UNDERSTANDING OF FACTORS AND TRENDS AFFECTING ITS BUSINESS, TO PREPARE ANNUAL OPERATING BUDGETS AND FORECASTS AND TO DETERMINE COMPONENTS OF MANAGEMENT COMPENSATION.

THE FINANCIAL PROJECTIONS IN THIS REPORT AND THE EXHIBIT HERETO ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND LACQ’S AND THE COMPANY’S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARILY SPECULATIVE, LACQ AND THE COMPANY BELIEVE THAT THE PREPARATION OF PROSPECTIVE FINANCIAL INFORMATION INVOLVES INCREASINGLY HIGHER LEVELS OF UNCERTAINTY THE FURTHER OUT THE PROJECTION EXTENDS FROM THE DATE OF PREPARATION. THE ASSUMPTIONS AND ESTIMATES UNDERLYING THE PROJECTED RESULTS ARE INHERENTLY UNCERTAIN AND ARE SUBJECT TO A WIDE VARIETY OF SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS REPORT AND THE EXHIBIT HERETO SHOULD NOT BE REGARDED AS AN INDICATION THAT LACQ AND THE COMPANY, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS REPORT AND THE EXHIBIT HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTION AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF ANY SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS REPORT AND THE EXHIBIT HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. THE ACTUAL RESULTS OR EVENTS MAY DIFFER FROM THE EXPECTATIONS AND ESTIMATES CONTAINED HEREIN AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. NEITHER LACQ NOR THE COMPANY UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS THAT MAY AFFECT CERTAIN ESTIMATES OR EXPECTATIONS EXPRESSED HEREIN INCLUDE, AMONG OTHERS, THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS REPORT AND THE EXHIBIT HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN LACQ AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN LACQ.

ADDITIONAL INFORMATION CONCERNING THE TRANSACTION, INCLUDING RELEVANT RISK FACTORS, WILL BE CONTAINED IN LACQ’S AND THE COMPANY’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING LACQ AND THE COMPANY, THE PROPOSED TRANSACTION OR OTHER MATTERS AND ATTRIBUTABLE TO LACQ AND THE COMPANY OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER LACQ NOR THE COMPANY UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEISURE ACQUISITION CORP.

Date: January 27, 2020	By:	/s/ Daniel B. Silvers
	Name:	Daniel B. Silvers
	Title:	Chief Executive Officer and Director

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